SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                        (Amendment No. 3)

                       DATARAM CORPORATION
                         (Name of Issuer)

                   Common Stock, $1.00 Par Value
                   (Title of Class of Securities)

                          238-108-20-3
                         (CUSIP Number)

                       Robert V. Tarantino
                            Route 571
                          P.O. Box 7528
                    Princeton, NJ  08543-7528
                          (609) 799-0071
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices & Communications)

                           December 10, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]




                           SCHEDULE 13D

CUSIP No.   238-108-20-3

1.   NAME OF REPORTING PERSON
     (ENTITIES ONLY) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.

                     Robert V. Tarantino

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
     (SEE INSTRUCTIONS)
                                                       (b) [ ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*                                      PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION           United States

__________________
                  |    7.   SOLE VOTING POWER          1,061,468
NUMBER OF         |
SHARES            |
BENEFICIALLY      |    8.   SHARED VOTING POWER           17,100
OWNED BY          |
EACH              |
REPORTING         |    9.   SOLE DISPOSITIVE POWER     1,061,468
PERSON            |
WITH              |
__________________|   10.  SHARED DISPOSITIVE POWER       17,100


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON                                1,078,568


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES* (See Instructions)           [ ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    12.4%


14.  TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)          IN




Item 1.   SECURITY AND ISSUER.

          This Statement on Schedule 13D is filed with respect to Dataram Corporation (the "Issuer"), which has its principal exec-utive offices at Route 571, P.O. Box 7528, Princeton, NJ 08543-7528, telephone number (609) 799-0071. This Statement relates to the Issuer's common stock, $1.00 par value (the "Common Stock").


Item 2.   IDENTITY AND BACKGROUND.

          This Statement is filed by Robert V. Tarantino, the
President and Chief Executive Officer of the Issuer, who has his principal business address at the address of the Issuer.

          Mr. Tarantino has not during the last five (5) years been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), nor was he during the last five (5) years a party to a civil proceeding of a judi-cial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Tarantino is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Item is amended to add:

          This is a voluntary filing to update the filer's
Schedule 13D.

          Mr. Tarantino's beneficial ownership has been adjusted to reflect to a three for two stock split since the last amendment to this schedule.





Item 4.   PURPOSE OF TRANSACTION.

          This Item is amended to add:

Mr. Tarantino reserves the right to sell additional securities of the Issuer and to purchase additional securities of the Issuer.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          This Item is amended to add:

          At December 10, 2001, (1) Mr. Tarantino owns directly 518,236 shares of Common Stock; (2) Mr. Tarantino owns approximately 303,232 shares through his account with the Company's 401(k) Plan; (3) his wife owns 17,100 shares; and (4) he holds options to purchase 312,800 shares of Common Stock of which options to purchase 240,000 shares are presently exercisable and considered, pursuant to Rule 13d-3, to be beneficially owned. In addition, 60,000 shares will become exercisable on November 18, 2002, and 12,800 shares will become exercisable 25% on November 26, 2002, and 25% on each subsequent anniversary date until the 12,800 shares are fully exercisable. Of these options, 300,000 are exercisable at $2.8125 per share and 12,800 are exercisable at $7.98 per share. Mr. Tarantino may be regarded as sole beneficial owner of all of the above shares, except the shares owned by his wife, as to which his beneficial ownership is shared.

                      Beneficial Ownership
                      ____________________

                       Sole     %       Shared   %   Total   %
                     _______   ___      ______  __  _______ ___

  Robert Tarantino 1,061,468  12.2     17,100  0.2  707,680  12.4

On December 10, 2001 there were outstanding 8,453,669 shares of Common Stock of the Issuer.




          Mr. Tarantino has had no transactions in the Common
Stock in the last sixty (60) days, except for:

          On November 26, 2001 Mr. Tarantino was granted an option to purchase 12,400 shares exercisable for a ten-year period at $7.98 a share. This option vests 25% on November 26, 2001 and 25% on each subsequent anniversary date until fully exercisable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 10, 2001            ROBERT V. TARANTINO
                                   ______________________
                                    Robert V. Tarantino


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)